SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                   1934 for the year ended December 31, 1998.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 for the transition period from  ________ to ________.

                         Commission file number: 0-16900

A. Full title of plan and the address of the plan, if different from that of issuer named below:

         SUPER RITE FOODS, INC.
         EMPLOYEE INVESTMENT OPPORTUNITY PLAN
         FOR RETAIL UNION EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Richfood Holdings, Inc.
         4860 Cox Road, Suite 300
         Glen Allen, Virginia  23060

Required Information

1. Audited Statements of Assets Available for Plan Benefits - As of December 31, 1997 and 1998 (attached).

2. Audited Statements of Changes in Assets Available for Plan Benefits - Years ended December 31, 1997 and 1998 (attached).

3. Written consents of the accountants with respect to the plan annual financial statements' incorporation by reference in a registration statement on Form S-8 under the Securities Exchange Act of 1933 (attached).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 29, 1999          SUPER RITE FOODS, INC.
                                EMPLOYEE INVESTMENT
                                OPPORTUNITY PLAN FOR
                                RETAIL UNION EMPLOYEES

                                By /s/ John C. Belknap
                                -----------------------
                                John C. Belknap
                                Executive Vice President and
                                     Chief Financial Officer

                       Financial Statements And Schedules

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan For
                             Retail Union Employees

                     Years Ended December 31, 1998 And 1997
                       with Report Of Independent Auditors

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                       Financial Statements and Schedules

                           December 31, 1998 and 1997



                                TABLE OF CONTENTS




Report of Independent Auditors..............................................1

Financial Statements

Statements of Assets Available for Plan Benefits............................2
Statements of Changes in Assets Available for Plan Benefits.................3
Notes to Financial Statements...............................................4


Schedules

Line 27a - Schedule of Assets Held for Investment Purposes.................12
Line 27d - Schedule of Reportable Transactions.............................13

                         Report of Independent Auditors


The Board of Directors
Richfood Holdings, Inc.

We have audited the accompanying statements of assets available for plan benefits of the Super Rite Foods, Inc. Employee Investment Opportunity Plan for Retail Union Employees (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Super Rite Foods, Inc. Employee Investment Opportunity Plan for Retail Union Employees at December 31, 1998 and 1997, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         /s/ Ernst & Young LLP

Richmond, Virginia
June 25, 1999

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                Statements of Assets Available for Plan Benefits




                                                       DECEMBER 31,
                                                  1998             1997
                                            ---------------- ----------------
ASSETS
Investments, at fair value:
   Mutual funds                              $    1,330,076   $      821,161
   Guaranteed interest contract                     698,941          483,954
   Richfood Holdings, Inc. common stock             240,559          265,107
   Loans to participants                             91,493           50,014
                                            ---------------- ----------------
                                                  2,361,069        1,620,236

Participant contributions receivable                 24,369           30,086
                                            ================ ================
Assets available for plan benefits           $    2,385,438   $    1,650,322
                                            ================ ================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

           Statements of Changes in Assets Available for Plan Benefits



                                                   YEAR ENDED DECEMBER 31,
                                                     1998            1997
                                              ----------------- ----------------
Investment income:
  Interest and dividends                      $     59,047      $     40,059
  Net appreciation in fair value of
    investments                                    138,827           136,358
                                              ----------------- ----------------
                                                   197,874           176,417

Participant contributions                          622,432           476,725
                                              ----------------- ----------------
                                                   820,306           653,142

Participant distributions and withdrawals           85,190            31,586
                                              ----------------- ----------------

Net increase in assets available for plan
  benefits                                         735,116           621,556
Assets available for plan benefits at
  beginning of year                              1,650,322         1,028,766
                                              ----------------- ----------------

Assets available for plan benefits at
  end of year                                 $  2,385,438      $  1,650,322
                                              ================= ================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                          Notes to Financial Statements

                           December 31, 1998 and 1997



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies of the Super Rite Foods, Inc. Employee Investment Opportunity Plan for Retail Union Employees (the Plan).

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income and contributions are recognized as earned; benefits paid to participants and administrative expenses are recognized when incurred; and net appreciation (depreciation) in the fair value of investments is recognized as it occurs.

Purchases and sales of securities are recorded as of the trade date. The cost of investments sold is determined on the basis of average cost.

INVESTMENTS

Ownership of the various mutual funds held by Prudential Investments Retirement Services, the Plan's custodian, is expressed in number of shares. Each share is valued by the Plan's custodian based upon quoted market prices.

Investments in the guaranteed interest contract are valued at contract value, which approximates fair value.

The fair value of Richfood Holdings, Inc. common stock (Richfood Stock Fund) is based upon the price of the stock as of the end of the plan year, as quoted on the New York Stock Exchange.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

GENERAL

The Plan is a defined contribution plan and is subject to certain of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by Richfood Holdings, Inc. (the Employer or the Company), parent company of Super Rite Foods, Inc. and its subsidiaries. The Plan custodian is Prudential Investments Retirement Services. The trustees of the Plan are officers of the Company.

ELIGIBILITY

Under the Plan, participation is available to all Retail Union employees of Super Rite Foods, Inc. and its subsidiaries, a wholly-owned subsidiary of Richfood Holdings, Inc., who have attained age 21 and completed six months of service.

CONTRIBUTIONS

Each employee participating in the Plan may elect to make pre-tax contributions of not less than 1% nor more than 15% of his or her compensation for the Plan year, in 1% increments. Participant contributions during any Plan year are subject to Internal Revenue Code limitations. This limitation was $10,000 in 1998 and $9,500 in 1997.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The Plan has entered into an administrative agreement with Prudential Investments Retirement Services providing for the management, investment, and reinvestment of Plan assets. The Plan provides for nine separate investment options which are described as follows:

     Prudential MoneyMart Assets - invests primarily in high quality money market instruments maturing in thirteen months or less.

     Prudential   Government   Income  Fund  -  invests  primarily  in  U.S.
     Government securities issued by the U.S. Treasury.

     Prudential Balanced Portfolio and Prudential Active Balanced Fund - consist of a diversified portfolio of equity securities, debt obligations and money market instruments.

     Prudential Stock Index Fund - invests in a broad mix of stocks that are designed to duplicate the performance of the S&P 500.

     Prudential Jennison Growth Fund - consists of investments in equity securities of established companies with above-average growth prospects.

     Prudential International Stock Fund - invests primarily in equity securities of foreign companies.

     Prudential Guaranteed interest contract - invests primarily in fixed income securities having short to intermediate maturities.

     Richfood Stock Fund - consists of investments in common stock of Richfood Holdings, Inc.

LOANS TO PARTICIPANTS

Under the terms of the Plan, participants may elect to borrow 50%, subject to a minimum of $1,000, of their vested account balances. The terms of the loans are set based on the nature of the borrowings. The Plan Administrator determines the interest rates to be charged for participant loans based on comparable lending rates used by third parties.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN (CONTINUED)

VESTING, DISTRIBUTIONS AND WITHDRAWALS, AND PLAN TERMINATION

Participants are at all times fully vested in their tax-deferred (pre-tax) contributions and such amounts are never subject to forfeiture; however, tax-deferred contributions may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment.

Distributions and withdrawals, pursuant to the provisions of the Plan, are based on the fair value of the participants' accounts as of the effective valuation date.

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the funds of the Plan shall be used for the exclusive benefit of the participants. See Note 7 - Subsequent Event.

INCOME TAXES

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated August 31, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code. The Plan Administrator is not aware of any actions or events in the operation of the Plan that would jeopardize the Plan's qualified status.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                    Notes to Financial Statements (continued)



3. INVESTMENTS

The Plan's investments are held by Prudential Investments Retirement Services, the Plan's custodian. The fair value of each investment maintained by Prudential Investments Retirement Services, including individual investments that represent 5% or more of assets available for plan benefits, as of December 31, 1998 and 1997 is presented in Note 8.

4. INVESTMENT TRANSFERS

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund transferred to any of the other available investment funds upon request, with certain restrictions.

5. ADMINISTRATIVE EXPENSES

In accordance with the Plan Document, administrative expenses are generally paid by the Employer.

6. YEAR 2000 (UNAUDITED)

The Company has developed and is implementing a strategic, long-term information technology plan to upgrade its core application systems, including those systems that impact the processing of employee benefits. Concurrently, it has developed, and is implementing, a plan to ensure that such systems are year 2000 compliant. The Company believes that with the currently planned system conversions and upgrades, as well as certain additional modifications to existing software, the Company will achieve year 2000 compliance without any significant operational problems related to the Company's information systems. The Company is also communicating with the Plan's significant service providers to coordinate year 2000 compliance. The Plan's service providers have indicated that they are presently taking steps to ensure that the Plan's systems and operations will be year 2000 compliant.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                    Notes to Financial Statements (continued)


7. SUBSEQUENT EVENT

On June 9, 1999, the Company announced that it had entered into an Agreement and Plan of Merger (the "Agreement"), dated as of June 9, 1999, among SUPERVALU INC., a Delaware corporation ("SUPERVALU"), Winter Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of SUPERVALU ("Acquisition"), and the Company. Under the terms of the Agreement, the Company will be merged with and into Acquisition (the "Merger") with Acquisition being the surviving corporation. The transaction is subject to regulatory approval and the approval by the Company's shareholders, as well as other customary conditions, and is expected to be consummated prior to the end of calendar 1999. Following the consummation of the Merger, the Company will become an indirect, wholly-owned subsidiary of SUPERVALU.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                    Notes to Financial Statements (continued)


8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1998 is as follows:



                                     MONEY      GOV'T.               ACTIVE     STOCK    JENNISON                   GUARANTEED
                                      MART     INCOME    BALANCED   BALANCED    INDEX     GROWTH    INTERNATIONAL    INTEREST
                                     ASSETS     FUND    PORTFOLIO     FUND      FUND       FUND      STOCK FUND      CONTRACT
                                     -------- --------- ----------- ---------- ---------- ---------- -------------- -----------
Additions to assets attributable
  to:
  Investment income:

     Interest  and dividends          $ 5,466  $ 3,552   $  3,150    $  2,919    $ 3,213   $    971   $  1,653        $ 35,587
     Net appreciation
      (depreciation) in fair value of
      investments                           -    1,290      5,865      12,846     48,587    126,787     11,266               -
                                     -------- --------- ----------- ---------- ---------- ---------- -------------- -----------
                                        5,466    4,842      9,015      15,765     51,800    127,758     12,919          35,587

   Participant contributions           30,959   18,282     35,874      33,116     82,424    114,436     40,260         190,903
                                     -------- --------- ----------- ---------- ---------- ---------- -------------- -----------
                                       36,425   23,124     44,889      48,881    134,224    242,194     53,179         226,490

Deductions from assets attributable to:
   Participant distributions and
     withdrawals                        3,907    3,027      2,951       1,432      4,556     14,953      7,054          15,801

Interfund transfers                    31,765   (2,536)      (691)     (7,304)     5,374    (35,008)   (27,721)          4,298
                                     -------- --------- ----------- ---------- ---------- ---------- -------------- -----------
Net increase (decrease) in assets      64,283   17,561     41,247      40,145    135,042    192,233     18,404         214,987

Assets available for benefits:
   Beginning of year                   76,117   45,781     80,331      84,643    133,302    297,898    103,089         483,954
                                     ======== ========= =========== ========== ========== ========== ============== ===========
   End of year                       $140,400  $63,342   $121,578    $124,788    $268,344  $490,131   $121,493        $698,941
                                     ======== ========= =========== ========== ========== ========== ============== ===========

                                                     RICHFOOD
                                                      STOCK      LOANS TO    CONTRIBUTIONS
                                                       FUND     PARTICIPANTS  RECEIVABLE       TOTAL
                                                    ----------- ------------ -------------- ------------
Additions to assets attributable
  to:
  Investment income:

     Interest  and dividends                         $  2,536   $      -     $       -       $   59,047
     Net appreciation
      (depreciation) in fair value of
      investments                                     (67,814)         -             -          138,827
                                                    ----------- ------------ -------------- ------------
                                                      (65,278)         -             -          197,874
                                                                       -
   Participant contributions                           81,895          -        (5,717)         622,432
                                                    ----------- ------------ -------------- ------------
                                                       16,617                   (5,717)         820,306

Deductions from assets attributable to:
   Participant distributions and
     withdrawals                                       27,769      3,740             -           85,190

Interfund transfers                                   (13,396)    45,219             -                -
                                                    ----------- ------------ -------------- ------------
Net increase (decrease) in assets                     (24,548)    41,479        (5,717)         735,116

Assets available for benefits:
   Beginning of year                                  265,107     50,014        30,086        1,650,322
                                                    =========== ============ ============== ============
   End of year                                       $240,559   $ 91,493      $ 24,369       $2,385,438
                                                    =========== ============ ============== ============

                                10

                        Super Rite Foods, Inc.
               Employee Investment Opportunity Plan for
                        Retail Union Employees

                Notes to Financial Statements (continued)


8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT
   (CONTINUED)

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1997 is as follows:



                                      MONEY     GOV'T.               ACTIVE      STOCK     JENNISON                 GUARANTEED
                                       MART     INCOME   BALANCED   BALANCED     INDEX      GROWTH    INTERNATIONAL  INTEREST
                                      ASSETS     FUND    PORTFOLIO    FUND       FUND        FUND      STOCK FUND    CONTRACT
                                     --------- --------- ---------- ---------- ---------- ----------- ------------- ----------
Additions to assets attributable
  to:
  Investment income
     Interest  and dividends         $  3,082  $  2,499  $   2,020    $ 2,102  $  1,596   $     474   $   1,337     $  25,436
     Net appreciation in fair
       value of investments                 -     1,040      6,721      8,043    19,753      61,058       3,370             -
                                     --------- --------- ---------- ---------- ---------- ----------- ------------- ----------
   Total investment income              3,082     3,539      8,741     10,145    21,349      61,532       4,707         25,436

   Participant contributions           27,993    18,712     29,089     24,174    41,039      85,858      37,341        158,286
                                     --------- --------- ---------- ---------- ---------- ----------- ------------- ----------
                                       31,075    22,251     37,830     34,319    62,388     147,390      42,048        183,722

Deductions from assets attributable to:
   Participant distributions and
   withdrawals                          1,750     1,161      1,504      1,318       999       5,970       1,341         14,797

Interfund transfers                     3,615    (5,322)    (4,753)    (6,069)   20,356     (19,709)     (3,666)         3,530
                                     --------- --------- ---------- ---------- ---------- ----------- ------------- ----------
Net increase in assets                 32,940    15,768     31,573     26,932    81,745     121,711      37,041        172,455

Assets available for benefits:
   Beginning of year                   43,177    30,013     48,758     57,711    51,557     176,187      66,048        311,499
                                     ========= ========= ========== ========== ========== =========== ============= ==========
   End of year                        $76,117   $45,781    $80,331    $84,643  $133,302    $297,898    $103,089       $483,954
                                     ========= ========= ========== ========== ========== =========== ============= ==========

                                                           RICHFOOD
                                                            STOCK       LOANS TO    CONTRIBUTIONS
                                                             FUND     PARTICIPANTS   RECEIVABLE      TOTAL
                                                          ----------- ------------- -------------- -----------
Additions to assets attributable
  to:
  Investment income
     Interest  and dividends                              $   1,513   $      -      $       -      $    40,059
     Net appreciation in fair
       value of  investments                                 36,373          -              -          136,358
                                                          ----------- ------------- -------------- -----------
   Total investment income                                   37,886          -              -          176,417

   Participant contributions                                 65,886          -        (11,653)         476,725
                                                          ----------- ------------- -------------- -----------
                                                            103,772          -        (11,653)         653,142

Deductions from assets attributable to:
   Participant distributions and
   withdrawals                                                1,510      1,236              -           31,586

Interfund transfers                                         (26,307)    38,325              -                -
                                                          ----------- ------------- -------------- -----------
Net increase in assets                                       75,955     37,089        (11,653)         621,556

Assets available for benefits:
   Beginning of year                                        189,152     12,925         41,739        1,028,766
                                                          =========== ============= ============== ===========
   End of year                                             $265,107    $50,014        $30,086       $1,650,322
                                                          =========== ============= ============== ===========

                                Schedules

                             Super Rite Foods, Inc.
         Employee Investment Opportunity Plan for Retail Union Employees

                        Employer ID #54-1438602, Plan #0003

             Line 27a - Schedule of Assets Held For Investment Purposes

                              December 31, 1998




                                                                      UNITS           COST          FAIR VALUE
                                                                   ------------- ---------------- ---------------
 Mutual funds maintained by Prudential
   Investments Retirement Services*:
      MoneyMart Assets                                                 140,400   $      140,400   $      140,400
      Government Income Fund                                             6,848           60,892           63,342
      Balanced Portfolio                                                10,081          126,810          121,578
      Active Balanced Fund                                               9,621          122,309          124,788
      Stock Index Fund                                                   9,730          197,488          268,344
      Jennison Growth Fund                                              26,754          350,859          490,131
      International Stock Fund                                           6,250          109,637          121,493
                                                                                 ---------------- ---------------
      Total mutual funds                                                              1,108,395        1,330,076
 Guaranteed interest contract                                                -          698,941          698,941
 Richfood* Stock Fund                                                   11,593          240,470          240,559
 Loans to participants                                                       -                -           91,493
                                                                                 ================ ===============
                                                                                 $    2,047,806   $    2,361,069
                                                                                 ================ ===============

* Party-in-Interest

                              Super Rite Foods, Inc.
        Employee Investment Opportunity Plan for Retail Union Employees

                       Employer ID #54-1438602, Plan #0003

                 Line 27d - Schedule of Reportable Transactions

                           Year ended December 31, 1998


         IDENTITY OF                                                PURCHASE      SELLING        LEASE       EXPENSE INCURRED
       PARTY INVOLVED                DESCRIPTION OF ASSET            PRICE         PRICE         RENTAL      WITH TRANSACTION
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (II) -SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN
ASSETS:

Prudential Investments
   Retirement Securities*     Guaranteed Interest Contract           $247,809   $        -    $       -       $         -
                              Guaranteed Interest Contract                  -       32,823            -

CATEGORY (III) -SERIES OF SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN
ASSETS:

Prudential Investments
   Retirement Securities*     Stock Index Fund                         91,413            -            -                 -
                              Stock Index Fund                              -        3,378            -                 -
                              Jennison Growth Fund                    122,971            -            -                 -
                              Jennison Growth Fund                          -       44,089            -                 -
**
                              Richfood Holdings, Inc.*
                                 Common Stock                          85,984            -            -                 -
                              Richfood Holdings, Inc.*
                                 Common Stock                               -       42,718            -                 -

* Party-in-Interest
**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended December 31, 1998.




                                                                                                     CURRENT VALUE
                                                                                         COST OF      OF ASSET ON     NET GAIN
                                                                                          ASSET     TRANSACTION DATE  OR (LOSS)
                                                                                        -----------------------------------------
CATEGORY (II) -SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN
ASSETS:

Prudential Investments
   Retirement Securities*     Guaranteed Interest Contract                                $247,809       $247,809      $       -
                              Guaranteed Interest Contract                                  32,823         32,823              -

CATEGORY (III) -SERIES OF SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN
ASSETS:

Prudential Investments
   Retirement Securities*     Stock Index Fund                                              91,413         91,413              -
                              Stock Index Fund                                               1,936          3,378          1,442
                              Jennison Growth Fund                                         122,971        122,971              -
                              Jennison Growth Fund                                          34,670         44,089          9,419
**
                              Richfood Holdings, Inc.*
                                 Common Stock                                               85,984         85,984              -
                              Richfood Holdings, Inc.*
                                 Common Stock                                               36,048         42,718          6,670


* Party-in-Interest
**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended December 31, 1998.